Filed Pursuant to Rule 424(b)(3)
Registration No. 333-260168
BLACKSTONE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 17, 2024
TO THE PROSPECTUS DATED APRIL 16, 2024

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 16, 2024 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "BREIT," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:
•to provide an update to BREIT’s portfolio;
•to disclose the transaction price for each class of our common stock as of October 1, 2024;
•to disclose the calculation of our August 31, 2024 NAV per share for all share classes; and
•to provide an update on the status of our current public offering (the “Offering”).

Portfolio Update

For the month ended August 31, 2024, BREIT’s Class I NAV per share was $13.98 and Class I total return was 0.1% (not annualized).1

On August 6, 2024, the Company published its Q2 2024 Update for stockholders, which is available on its website at www.breit.com. This web link is provided for convenience only, and the contents of the piece or the website are not incorporated by reference in or otherwise a part of this prospectus.

October 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2024 (and repurchases as of September 30, 2024) is as follows:

Transaction Price (per share)
Class S	$13.9677
Class I	$13.9764
Class T	$13.7431
Class D	$13.6512
Class C	$15.0657
The October 1 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2024. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

August 31, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines. Transactions or events have occurred since August 31, 2024 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2024 along with the immediately preceding month.

1 BREIT’s Class D NAV per share was $13.65, Class S NAV per share was $13.97, Class T NAV per share was $13.74 and Class C NAV per share was $15.07. BREIT’s Class D total return was 0.1%, Class S total return was 0.0%, Class T total return was 0.0%, and Class C total return was 0.1% for August 2024.

Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, Class D, and Class C common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of August 31, 2024 ($ and shares in thousands):

Components of NAV	August 31, 2024
Investments in real estate(1)	$105,496,929
Investments in real estate debt	6,931,699
Investments in unconsolidated entities(2)	12,609,345
Cash and cash equivalents	1,532,669
Restricted cash	983,757
Other assets	3,711,126
Mortgage notes, term loans, and revolving credit facilities, net	(62,283,743)
Secured financings on investments in real estate debt	(3,845,281)
Subscriptions received in advance	(103,641)
Other liabilities	(3,286,991)
Accrued performance participation allocation	—
Management fee payable	(58,047)
Accrued stockholder servicing fees(3)	(14,701)
Non-controlling interests in joint ventures	(6,130,262)
Net asset value	$55,542,859
Number of outstanding shares/units	3,978,780
_____________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $94.1 billion allocable to us and $11.4 billion allocable to third-party joint venture interests in such investments as of August 31, 2024.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of August 31, 2024, our allocable share of the gross real estate asset value held by such entities was $24.1 billion.
(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2024, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or re-allowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$19,057,321	$30,472,772	$654,910	$1,943,984	$41,572	$3,372,300	$55,542,859
Number of outstanding shares/units	1,364,382	2,180,296	47,654	142,404	2,759	241,285	3,978,780
NAV Per Share/Unit as of August 31, 2024	$13.9677	$13.9764	$13.7431	$13.6512	$15.0657	$13.9764
_____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2024 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Rental Housing	7.3%	5.5%
Industrial	7.5%	5.7%
Net Lease	7.0%	5.6%
Hospitality	10.6%	9.1%
Data Centers	7.6%	6.1%
Self Storage	8.0%	6.6%
Office	7.1%	5.3%
Retail	7.7%	6.3%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions or factors would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Rental
		Housing	Industrial	Net Lease	Hospitality	Data Centers	Self Storage	Office	Retail
	Hypothetical	Investment	Investment	Investment	Investment	Investment	Investment	Investment	Investment
Input	Change	Values	Values	Values	Values	Values	Values	Values	Values
Discount Rate	0.25% decrease	+1.9%	+2.0%	+1.8%	+1.7%	+1.0%	+1.8%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.9)%	(1.8)%	(1.6)%	(0.7)%	(1.8)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+3.3%	+2.7%	+1.4%	+1.1%	+2.2%	+3.4%	+2.5%
(weighted average)	0.25% increase	(2.8)%	(3.0)%	(2.5)%	(1.4)%	(1.0)%	(2.0)%	(3.1)%	(2.3)%
Our total NAV presented in the following tables includes the NAV of our Class S, Class I, Class T, and Class D common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of July 31, 2024 ($ and shares in thousands):

Components of NAV	July 31, 2024
Investments in real estate(1)	$107,289,669
Investments in real estate debt	6,769,391
Investments in unconsolidated entities(2)	12,593,325
Cash and cash equivalents	1,733,343
Restricted cash	998,339
Other assets	3,989,313
Mortgage notes, term loans, and revolving credit facilities, net	(64,020,163)
Secured financings on investments in real estate debt	(3,699,025)
Subscriptions received in advance	(106,216)
Other liabilities	(3,333,492)
Accrued performance participation allocation	—
Management fee payable	(58,474)
Accrued stockholder servicing fees(3)	(14,854)
Non-controlling interests in joint ventures	(6,190,264)
Net asset value	$55,950,892
Number of outstanding shares/units	3,996,625
__________
(1)Investments in real estate reflects the entire value of our consolidated real estate properties, including the $95.9 billion allocable to us and $11.4 billion allocable to third-party joint venture interests in such investments as of July 31, 2024.
(2)Investments in unconsolidated entities reflects the value of our net equity investment in entities we do not consolidate. As of July 31, 2024, our allocable share of the gross real estate asset value held by such entities was $23.1 billion.

(3)Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2024, the Company has accrued under GAAP $0.7 billion of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of July 31, 2024 ($ and shares/units in thousands, except per share/unit data):

						Third-party
						Operating
	Class S	Class I	Class T	Class D	Class C	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$19,238,946	$30,714,133	$678,895	$1,961,526	$42,431	$3,314,961	$55,950,892
Number of outstanding shares/units	1,373,462	2,191,314	49,255	143,267	2,820	236,507	3,996,625
NAV Per Share/Unit as of July 31, 2024	$14.0076	$14.0163	$13.7832	$13.6914	$15.0458	$14.0163
____________
(1)Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

We are currently offering on a continuous basis up to $60.0 billion in shares of common stock, consisting of up to $48.0 billion in shares in our primary offering and up to $12.0 billion in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Offering (i) 855,445,903 shares of our common stock (consisting of 313,222,708 Class S Shares, 414,588,234 Class I Shares, 16,313,292 Class T Shares, and 111,321,669 Class D Shares) in the primary offering for total proceeds of $12.6 billion (including shares converted from operating partnership units by the Special Limited Partner) and (ii) 179,175,374 shares of our common stock (consisting of 77,238,515 Class S Shares, 83,830,154 Class I Shares, 3,894,817 Class T Shares, and 14,211,888 Class D Shares) pursuant to our distribution reinvestment plan for a total value of $2.6 billion. As of August 31, 2024, our aggregate NAV was $55.5 billion. We intend to continue selling shares in the Offering on a monthly basis.